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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NUMBER
8-68761

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RB International Markets (USA) LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 5th Floor
(No. and Street)

New York   NY   10036
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm   (212) 897-1685
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400   Whippany   NJ   07981-1070
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

RB International Markets (USA) LLC
Statement of Financial Condition
With Report of Independent
Registered Public Accounting Firm

December 31, 2018

RB International Markets (USA) LLC

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC
      Assessment Reconciliation Required by SEC Rule 17a-5.
[ ] Report of Independent Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Stefan Gabriele, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to RB International Markets (USA) LLC for the year ended December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature
Stefan Gabriele
Executive Director

Title

Notary Public

Sworn to me this 31st day of January 2019
Personally appeared Mr. Stefan Gabriele

STEFAN NITON
Notary Public – State of New York
NO. 01NI6362999
Qualified in Queens County
My Commission Expires Aug 14, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RB International Markets (USA) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RB International Markets (USA) LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015

January 31, 2019

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

RB International Markets (USA) LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	12,258,618
Underwriting fees receivable		74,700
Other assets		66,336
Total assets	$	12,399,654

Liabilities and Member's Equity

Accrued expenses	$	172,222
Due to Parent		53,219
Total liabilities		225,441
Member's equity		12,174,213
Total liabilities and member's equity	$	12,399,654

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

RB International Markets (USA) LLC (the "Company), a wholly owned subsidiary of Raiffeisen Bank International AG ("Parent"), is a limited liability company formed under the laws of Delaware. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a broker-dealer to U.S. institutional investors, including but not limited to asset managers, hedge funds and insurance companies. The Company clears most of its transactions by using the facilities of its Parent. These trades are settled on a delivery versus payment/receive versus payment basis. The Company's commissions on foreign securities transactions are allocated by the Parent and remitted to the Company monthly. The Company also serves as a co-underwriter of securities but does not engage in sales transactions with respect to those securities. The Company also engages in private placements of securities.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in a cumulative adjustment of $31,500 to retained earnings as of January 1, 2018. The new revenue recognition does not apply to revenue associated with interest income.

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

The Company does not execute or clear any trades, but rather acts as a chaperone for transactions between its U.S. institutional investors and its Parent, pursuant to Exchange Act Rule 15a-6. Under a commission sharing arrangement with its Parent, the Company introduces customer securities transactions to the Parent for execution and is compensated by the Parent for those foreign transactions. Substantially all of the Company's commissions were derived from trades executed by the Parent under this arrangement. All commissions are earned on trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. Commission payments are received from the Parent the following month.

Periodically, the Company earns placement fees from its Parent for assisting as in underwritings in which the Parent is lead manager and are recorded at the time the placement is complete and the amounts are reasonably determinable. The Company has determined that the trade date is the appropriate point in time to recognize revenue for the placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. After an approximate waiting time of three months for the syndication period, under an internal agreement, the Company will receive a percentage of the total fee from its Parent.

The Company participates in underwritings through a syndicate for entities that want to raise funds through a sale of securities. The Company has determined that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. Underwriting costs, or a reasonable estimate, are recognized as an expense at the time the related revenues are recorded. After an approximate waiting time of three months for the syndication period, the Company will receive payment.

Disaggregation can be found on statement of operations for the year ended December 31, 2018.

The beginning and ending balance of receivables, contract assets, and contract liabilities are presented below:

	Receivables	Contract Assets	Contract Liabilities	Receivables, Parent*
Balance, January 1, 2018	$ 31,500	$ -	$ -	$ 290,974
Balance, December 31, 2018	$ 74,700	$ -	$ -	$ 55,884

*Represented as net Due to Parent on statement of financial condition.

2. **Summary of Significant Accounting Policies (continued)**

Cash

The Company's cash accounts are held by one financial institution and therefore are subject to the credit risk at that financial institution. From time to time, the balance in this account may exceed the federally insured limits.

The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these accounts.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state and local income tax purposes. The Company does not file federal, state or local income tax returns but its income is reported as part of the Parent's federal, state and local income tax returns.

The Company has a tax sharing arrangement ("TSA") with the Parent whereby it reimburses the Parent for federal, state and local income taxes incurred from the results of the Company's operations.

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. As of December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Translation of Foreign Currency

Assets and liabilities expected to settle in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency translations and transactions are reflected in the statement of operations. The foreign exchange loss for the year ended December 31, 2018 is $2,640 and is included in other expenses in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in other expense in the statement of operations.

3. **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2018, the Company had net capital of approximately $12,033,000 which exceeded the required net capital by approximately $11,783,000.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) since all of its customer business is handled on a delivery versus payment or receive versus payment basis. The Company does not handle cash or securities for customers with respect to its underwriting or private placement business.

4. **Related Party Transactions**

At December 31, 2018, the Company owes its Parent approximately $53,000 which represents taxes net of commission receivable and placement fees.

Commission income is earned on trades performed with institutional customers and cleared with the Parent. Of the total commission income earned of approximately $259,200, approximately $19,000 is unpaid as of December 31, 2018 and included in due to Parent on the statement of financial condition. Clearing and brokerage expenses, in the statement of operations, include fees paid to the Parent on the clearing of these transactions and totaled approximately $5,600. The Company also earns fees for acting as placement agent on underwritings where the Parent is lead manager. Total fees earned for 2018 were approximately $437,000 of which approximately $37,000 is still owed and included in due to Parent on the statement of financial condition.

The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. All transactions with related parties are settled in the normal course of business.

5. **Adjustment for New Accounting Pronouncement**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers which creates a new Topic, Accounting Standards Codification (Topic 606). The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective, for the Company, on January 1, 2018 and allows for modified retrospective adoption. Due to uncertainty of underwriting expenses and total amount to be collected at December 31, 2017, total underwriting fees receivable are reflected with an adjustment, in the amount of $31,500, to both Member's equity and Underwriting fees receivable at January 1, 2018.

The Company has applied this guidance to a contract that was not completed at the date of initial application.

6. **Commitments**

The Company leases office space under a non-cancellable lease agreement which expires on January 31, 2021. The company may also incur periodic costs for ancillary services provided by the landlord. At December 31, 2018, the annual minimum payments under this agreement are approximately $58,000, $58,000 and $5,000 for 2019, 2020 and 2021, respectively.

7. **New Accounting Pronouncements**

Effective January 1, 2019, any operating leases will be subject to ASU 2016-02 which calls for the right to use lease assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. While this will increase each of the total assets and liabilities by approximately $114,000, the Company does not expect that this change in generally accepted accounting principles will have any material effect on its overall financial condition, its operations or its regulatory compliance.

8. **Subsequent Events**

Subsequent events have been evaluated through the date these financial statements were issued.